Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

PANAMANIAN GOVERNMENT AFFIRMS
PETAQUILLA’S RIGHTS TO LAND SOUGHT BY INMET

Vancouver, BC – October 22, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today that the National Authority of Land Administration (“ANATI”) of the Government of Panama issued Resolution No. ADMG-026 dated October 18, 2012, denying certain requests by Minera Panama, S.A. (“MPSA”), a subsidiary of Inmet Mining Corporation, relating to Petaquilla’s concession rights.

On April 27, 2010, MPSA applied to ANATI to lease from the Government of Panama over 7,500 hectares of land adjacent to the Cerro Petaquilla Concession (on which MPSA plans to develop its Cobre Panama project). This application includes lands falling within Petaquilla’s San Juan and La Esperanza concessions, which MPSA has represented to the Government of Panama are critical for the development of its Cobre Panama project.

In responding to MPSA’s application, with input from the Panamanian National Directorate of Mineral Resources, ANATI ruled on certain key issues, including:

  in order for MPSA to exercise the privilege provided to it in the 1997 Petaquilla Law, Contract Law No. 9, to obtain from the Government of Panama a lease of lands, it is a precondition that such lands be available for lease;

  lands that are subject to the mineral concession rights of third parties are not available for lease;

  certain of the lands sought by MPSA are subject to the prior mineral concession rights of Petaquilla; and

  consequently, MPSA is not entitled to the lease it has requested from the Government of Panama relating to lands subject to Petaquilla’s concession rights.

In its ruling, ANATI directed MPSA to negotiate with Petaquilla for a friendly agreement for access to such lands, failing which MPSA’s sole alternative would be to pursue a resolution through private arbitration with Petaquilla, as provided for in the Petaquilla Law 9.

Rodrigo Esquivel, President of Petaquilla, stated, “We are pleased that yet another Panamanian governmental agency has confirmed Petaquilla’s position on its rights to concessions adjacent to Inmet’s Cobre Panama project, and look forward to engaging in a constructive dialogue with Inmet, as directed by ANATI, for a resolution of all such matters that is in the best interests of all parties involved, including Petaquilla and its shareholders.”

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors
North American Toll Free: 1-800-332-6309
Banks, brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.